January 17, 2024

VIA EDGAR

Division of Corporate Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Mr. Gary Newberry

  Mr. Kevin Kuhar

Re:	Madrigal Pharmaceuticals, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2022

File No. 001-33277

Dear Messrs. Newberry and Kuhar:

On behalf of Madrigal Pharmaceuticals, Inc. (“Madrigal”), this letter is in response to your letter dated January 3, 2024 to Madrigal (the “Comment Letter”), relating to Madrigal’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “Form 10-K”). For ease of reference, the Staff’s comment is set forth in italic type before the corresponding response submitted on behalf of Madrigal, and the numbering below corresponds to the numbering in the Comment Letter.

Research and Development, page 65

1.

We note your response to prior comment 2. For each period presented in your financial statements, please revise future MD&A to provide a quantified breakdown of research and development expense by the type and nature of expense.

The Company confirms that it will prepare future MD&A presentations to provide a quantitative breakdown of R&D expense components by the type or nature of expense for each period presented in such filing, consistent with Item 303(b) of Regulation S-K.

*        *        *

If the Staff should have any questions, concerning the responses above, please do not hesitate to contact the undersigned at 267 824 2827. We thank you in advance for your attention to this.

Sincerely,

/s/ Brian J. Lynch

Senior Vice President and General Counsel

Madrigal Pharmaceuticals, Inc.

cc:	Alan L. Dye, Hogan Lovells US LLP